August 22, 2007

Mr. Thomas L. Wegman
President
Biospecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

Re: Biospecifics Technologies Corp.
        File No. 0-19879

Dear. Mr. Wegman:

        In your letter dated August 3, 2007, you request, in response to comments from the Division of Corporation Finance's staff, that we waive the requirement to file in your Form 10-K for the year ended December 31, 2005 a reissued audit report by Biospecifics Technologies Corp.'s predecessor auditor who audited Biospecifics Technologies Corp.'s financial statements for the year ended December 31, 2003.

        We have reviewed the factors in your letter and do not believe they provide a sufficient basis to grant your request. If the predecessor auditor is unwilling to reissue its report, Biospecifics Technologies Corp.'s financial statements for the year ended December 31, 2003 will need to be reaudited. We also note that the report of your current auditor, Bloom &Co. LLP, does not appear to comply with the requirements in AU 508.74 to state that the predecessor auditor reported on the financial statements of the prior period before restatement.

        If you have any questions about this letter, please contact me at 202.551.3516.

                                        Sincerely,

                                        Todd E. Hardiman
                                        Associate Chief Accountant